SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  8)(1)

BLYTH, INC.

(Name of Issuer)

Common Stock – par value $0.02 per share

(Title of Class of Securities)

09643P108

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09643P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert B. Goergen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,883,397

	6.	Shared Voting Power 74,997

	7.	Sole Dispositive Power 11,883,397

	8.	Shared Dispositive Power 74,997

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,958,394

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ] Excludes 414,880 shares as to which Mr. Goergen disclaims beneficial ownership.

11.	Percent of Class Represented by Amount in Row (9) 26.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pamela M. Goergen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 414,880

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 414,880

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 414,880

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X] Excludes an aggregate of 11,958,394 shares as to which Mrs. Goergen disclaims beneficial ownership.

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Goergen Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 143,598

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 143,598

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,598

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trust FBO Alice B. McCool (Robert B. Goergen & Dennis P. Goergen, co-trustees)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 74,997

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 74,997

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,997

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ropart Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 225,000

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 225,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) OO-LLC

AMENDMENT NO. 8 TO SCHEDULE 13G

FOR

BLYTH, INC.

The Schedule 13G (as heretofore amended, the “Schedule 13G”), dated February 3, 1995, of Robert B. Goergen, Pamela M. Goergen, The Goergen Foundation, Inc., Ropart Inc., the Trust, dated December 18, 1989, for the benefit of Alice B. McCool, and Ropart Investments, LLC, as amended by Amendments Nos. 1, 2, 3, 4, 5, 6 and 7 thereto, with respect to the Common Stock, par value $0.02 per share, of Blyth, Inc., a Delaware corporation (formerly Blyth Industries, Inc.) (the “Issuer”), is hereby amended as follows:

Item 4 is hereby amended in its entirety as set forth below:

Item 4     Ownership:

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Entities is based upon 46,047,682 shares outstanding as of November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002, plus shares issuable upon conversion or exercise of options to acquire common stock as described in the following sentence.  Amounts shown as beneficially owned include currently exercisable options to purchase 10,500 shares of common stock held by Mrs. Goergen.

(a), (b)                    As of December 31, 2002:

(i)

(A)          Mr. Goergen owned directly 11,514,799 shares of Common Stock (of which 493,503 shares were held directly by Mr. Goergen and of which 11,021,296 shares of Common Stock were held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is trustee) or 25.0% of the outstanding shares of Common Stock.

(B)           Mrs. Goergen owned directly 404,380 shares of Common Stock (all of which 404,380 shares of Common Stock were held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is trustee), and held currently exercisable directors' stock options issued by the Company to purchase an aggregate of 10,500 shares of Common Stock, representing, in the aggregate, 414,880 shares, or 0.9% of the outstanding shares of Common Stock.

(C)           The Foundation owned directly 143,598 shares of Common Stock or 0.3% of the outstanding shares of Common Stock.

(D)          The Trust owned directly 74,997 shares of Common Stock or 0.2% of the outstanding shares of Common Stock.

(E)           Ropart Investments owned directly 225,000 shares of Common Stock or 0.5% of the outstanding shares of Common Stock.

(ii)

(A)          Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 (“Rule 13d-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own indirectly the 414,880 shares of Common Stock beneficially owned by Mrs. Goergen.

(B)           Mr. Goergen is the President, a member of the Board of Directors of, and the sole investment manager of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 143,598 shares of Common Stock held by the Foundation.

(C)           Mr. Goergen is a co-trustee of the Trust and, pursuant to Rule 13d-3, may be deemed to beneficially own the 74,997 shares of Common Stock held by the Trust.

(D)          Mr. Goergen is a Manager and a Member of Ropart Investments and, pursuant to Rule 13d-3, may be deemed to beneficially own the 225,000 shares of Common Stock held by Ropart Investments.

As a result, Mr. Goergen may be deemed to beneficially own an aggregate of 12,373,274 shares of Common Stock, or 26.9% of the outstanding shares of Common Stock.  Mr. Goergen disclaims beneficial ownership of the 414,880 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.

(iii)

(A)          Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 11,958,394 shares of Common Stock held by Mr. Goergen.

As a result, Mrs. Goergen may be deemed to beneficially own an aggregate of 12,373,274 shares of Common Stock, or 26.9% of the outstanding shares of Common Stock.  Mrs. Goergen disclaims beneficial ownership of the 11,958,394 shares of Common Stock held by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such Shares.

(c)

(i)            Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 11,883,397 shares of Common Stock held by the Foundation, Ropart Investments and him.  Mr. Goergen has the shared power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 74,997 shares of Common Stock held by the Trust.

(ii)           Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 414,880 shares of Common Stock beneficially owned by her.

(iii)          Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the 143,598 shares of Common Stock held by the Foundation.

(iv)          Mr. Goergen has the shared power to vote and dispose of, or to direct the voting and disposition of, the 74,997 shares of Common Stock held by the Trust.

(v)           Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the 225,000 shares of Common Stock held by Ropart Investments.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 14, 2003

/s/ Robert B. Goergen
Robert B. Goergen

/s/ Pamela M. Goergen
Pamela M. Goergen

THE GOERGEN FOUNDATION, INC.

By: /s/ Robert B. Goergen
Name: Robert B. Goergen
Title: President

TRUST FOR THE BENEFIT OF ALICE B. McCOOL

By: /s/ Robert B. Goergen
Name: Robert B. Goergen
Title: Co-Trustee

ROPART INVESTMENTS, LLC

By: /s/ Robert B. Goergen
Name: Robert B. Goergen
Title: Manager